SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Amendment No. 1

GLOBAL ROAMING DISTRIBUTION, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

  (Title of Class of Securities)

CUSIP No. 37948P101

  (CUSIP Number)

Lyle Hauser
The Vantage Group, Ltd.
410 Park Avenue, Suite 1530
New York, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

March 14, 2008

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 5 Pages)

CUSIP No. 37948P101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

The Vantage Group, Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7	SOLE VOTING POWER

31,800,000*
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	31,800,000**
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,800,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3% **
14	TYPE OF REPORTING PERSON

CO
 *Number of shares beneficially owned reflects the 4:1 forward split that occurred on December 3, 2007.
**This calculation is based upon 164,730,800 shares of common stock of Global Roaming Distribution, Inc. outstanding as of March 17, 2008, as reported in Global Roaming Distribution, Inc.’s annual report on Form 10-KSB for the fiscal year ended December 31, 2007.

CUSIP No. 37948P101	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Lyle Hauser
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

31,800,000*
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	31,800,000**
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,800,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3% **
14	TYPE OF REPORTING PERSON

IN
 *Number of shares beneficially owned reflects the 4:1 forward split that occurred on December 3, 2007.
**This calculation is based upon 164,730,800 shares of common stock of Global Roaming Distribution, Inc. outstanding as of March 17, 2008, as reported in Global Roaming Distribution, Inc.’s annual report on Form 10-KSB for the fiscal year ended December 31, 2007.

Page 4 of 5 Pages

Item 1. Security and Issuer
This statement relates to the common stock $0.0001 par value, of Global Roaming Distribution, Inc., a Florida Corporation (the "Issuer"). The principal offices of the Issuer are located at 20801 Biscayne Blvd. Suite 101, Miami, FL 33180.

Item 2. Identity and Background.

 (a)-(c), (f).  This statement is being filed by The Vantage Group Ltd. (“Vantage”) and Lyle Hauser (“Hauser”) (Vantage and Hauser collectively, the “Reporting Persons”).

Vantage, a Delaware corporation, whose business address is 410 Park Avenue, Suite 1530, New York, New York 10022, is primarily engaged in the business of providing consulting services to public and private entities.

Hauser, whose business address is 410 Park Avenue, Suite 1530, New York, New York 10022, is the Chairman and Chief Executive Officer of Vantage.  Hauser is a citizen of the United States.

(d) and (e).  During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations  or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Persons were or are the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On March 14, 2008, the Reporting Persons acquired 5,000,000 shares of common stock of the Issuer (the "Shares") pursuant to a Stock Purchase Agreement entered into with FreeCom, Inc., a Florida corporation (“FreeCom”).  The Reporting Persons acquired the Shares from FreeCom for a purchase price of $200,000. Additionally, pursuant to the Agreement, FreeCom was subject to a lock-up agreement and Vantage was granted a right of first refusal for the remaining shares of the Issuer owned by FreeCom.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Persons were issued for the purpose of acquiring an interest in the Issuer.  The Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action  with  respect to, the matters listed in  paragraphs  (a) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of their shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) As a result of the Stock Purchase Agreement, the Reporting Persons beneficially own 31,800,000 shares of common stock of the Issuer (reflecting aggregate shares owned as a result of the 4:1 forward split that took effect on December 3, 2007), which represents 19.3% of the issued and outstanding shares of the Issuer.

(b) The Reporting Persons have the sole power to vote or dispose of 31,800,000 shares of common stock of the Issuer.

(c) Other than the acquisition of the shares reported herein, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The Reporting persons do not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

Page 5 of 5 Pages

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

The Vantage Group, Ltd.

April 21, 2008	By:	/s/ Lyle Hauser
Name: Lyle Hauser
Title: Chief Executive Officer

Lyle Hauser

April 21, 2008	By:	/s/ Lyle Hauser
Name: Lyle Hauser